Exhibit (h)(5)(a)

AGREEMENT
TO WAIVE FEES AND REIMBURSE EXPENSES

January 1, 2012

THIS AGREEMENT is entered into on the 30th day of December, 2011, by and between Selkirk Opportunities Fund, Selkirk Core Fund and Selkirk Income Fund, (the “Funds” and each a “Fund”) , each being a series of Ambassador Funds, a Delaware statutory trust (the “Trust”) and Convergence Financial Services, Inc., a Michigan corporation and the investment adviser to the Funds  (the “Adviser”) and is effective as of January 1, 2012.

RECITALS:

WHEREAS, the Trust is a registered open-end management investment company with six authorized series (Ambassador Money Market Fund, Selkirk Opportunities Fund, Selkirk Core Fund, Selkirk Income Fund, Selkirk Bond Fund and Selkirk Short-Term Bond Fund ); and

WHEREAS, the Adviser serves as the investment adviser for each of the Funds and the Selkirk Bond Fund and Selkirk Short-Term Bond Fund; and

WHEREAS, the Selkirk Opportunities Fund, Selkirk Core Fund and Selkirk Income Fund are new series of the Trust, commencing operations as of January 1, 2012, while the Selkirk Bond Fund and the Selkirk Short-Term Bond Fund have not yet commenced operations; and

WHEREAS, pursuant to the terms of the Investment Advisory Agreement made as of June 10, 2011, by and between the Adviser and the Trust with respect to the Funds, the Adviser agreed to waive all or a portion of its investment advisory fees regarding the Funds (or any one of them) to the extent a Fund’s Total Annual Operating Expenses exceed 2.25% of such Fund’s average net assets; and

WHEREAS, both the Trust and the Adviser agree it is important that the actual expenses of the Fund not exceed 2.00% of the Fund’s net assets on an annual basis.

NOW, THEREFORE, the parties hereby agree as follows:

1.

Expense Caps.  The Adviser agrees to waive its fees and/or reimburse the expenses of the Fund to the extent it is necessary to ensure that the actual expense incurred by the Fund, after recognizing the benefits of custody or other credits, fee waivers, and expense reimbursements, not exceed 2.00% of the Fund’s average daily net assets annually.

2.

Recoup.  So long as the Adviser continues to serve as investment adviser to the Funds, the Adviser shall be entitled to recoup such amounts from a Fund in any of the three (3) fiscal years following the fiscal year in which the Adviser waived fees or assumed/reimbursed expenses for that Fund, subject to the terms of any fee waiver or expense reimbursement agreement(s) then applicable to the Funds and the Adviser.

3.

Duration of the Agreement.  This Agreement shall be effective for an initial period beginning on the date above stated and ending on April 30, 2013.  This Agreement shall automatically renew for additional one year periods if not terminated, in writing, by either party before May 1st of any subsequent year (each a “renewal period”); provided, however, that the Board of Trustees of the Trust, but not the Adviser, may terminate this Agreement prior to such date or on a date other than May 1st upon written notice.

4.

Effect.  For so long as this Agreement shall be in force, including during any renewal or extension periods hereof, the terms of this agreement shall supersede the terms of the Investment Advisory Agreement that relate to the subject matter hereof and that apply to the Funds  This Agreement shall not, in any other way, effect, modify, amend or supersede any other terms of the Investment Advisory Agreement and, specifically, shall not in any way impact the terms of the Investment Advisory Agreement regarding the other series of the Trust managed by the Adviser.

IN WITNESS WHEREOF, the parties have duly executed and sealed this Agreement, all as of the date first written above.

AMBASSADOR FUNDS

CONVERGENCE FINANCIAL SERVICES, INC.
a Delaware statutory trust

a Michigan corporation

/s/ Maria De Nicolo

/s/ Timothy J. Otto

Maria De Nicolo

Timothy J. Otto
Its: Chief Financial Officer

Its: President